SUB ITEM 77I
SELIGMAN INCOME AND GROWTH FUND, INC.

TERMS OF NEW OR AMENDED SECURITIES


Effective April 30, 2003, the registrant issued the following two new classes of common stock:

Class I shares have a par value of $1. Class I is equal as to earnings, assets, and voting privileges with the other classes of common stock offered by the registrant. Class I is not subject to any initial or contingent deferred sales charges or distribution expense, bears certain other class expenses, and has exclusive voting rights with respect to any matter to which a separate vote of any class is required by the 1940 Act or applicable state law. As required by the 1940 Act, Class I is preferred over all other classes in respect of assets specifically allocated to it. Class I has a non-cumulative voting right for the election of directors. Each outstanding share is fully paid and non-assessable, and each is freely transferable. There are no liquidation, conversion, or preemptive rights.

Class R shares has a par value of $1. Class R is offered to certain employee benefit plans and is not available to all investors. Except as described below, Class R is equal as to earnings, assets, and voting privileges with the other classes of common stock offered by the registrant. Class R is not subject to any initial sales charges, but is subject to a distribution fee of up to 0.25% and a service fee of up to 0.25% on an annual basis, and a contingent deferred sales charge, if applicable, of 1% on redemptions made within one year of a plan's initial purchase of Class R. Class R also bears certain other class- specific expenses. As required by the 1940 Act, Class R is preferred over all other classes in respect of assets specifically allocated to it. Class R has exclusive voting rights with respect to any matter to which the 1940 Act or applicable state law require a separate vote of any class. Class R has a non- cumulative voting right for the election of directors. Each outstanding share is fully paid and non-assessable, and each is freely transferable. There are no liquidation, conversion, or preemptive rights.